UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED
(Exact name of registrant as specified in its charter)

250 Park Avenue, 7th Floor

New York, NY 10177

516-951-9074

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F  ☒      Form 40-F  ☐

Submission of Matters to a Vote of Security Holders.

Paranovus Entertainment Technology Limited (the “Company”) held an extraordinary meeting of shareholders at 10:00 a.m. EDT on March 24, 2025 at its principal executive offices in 250 Park Avenue, 7th Floor, New York, NY 10177. Shareholders of Class A and Class B ordinary shares voted by proxy or at the meeting. There were 83,970,921 votes casted, representing approximately 57.39% of the total 146,306,705 outstanding votes and therefore constituting a quorum of more than one third of the shares outstanding and entitled to vote at the meeting as of the record date of February 18, 2025. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty votes. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.

That the following constitutes the votes with respect to that the approval, as an ordinary resolution of the shareholders, the proposed acquisition(the “Transaction”) of 51% equity interest in Bomie Wookoo Inc (the “Transaction Proposal”);

For	Against	Abstain
47,677,140	26,965	2,778

Accordingly, the Transaction Proposal has been approved.

2.

That the following constitutes the votes with respect to that the approval, as an ordinary resolution of the shareholders, the adjournment of the meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if the Company is unable to consummate the Transaction due to not obtaining shareholders’ approval (the “Adjournment Proposal”);

For	Against	Abstain
47,677,140	26,965	2,778

Accordingly, the Adjournment Proposal has been approved.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paranovus Entertainment Technology Limited

Date: March 25, 2025	By:	/s/ Ling Guo
Ling Guo Chief Financial Officer

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